SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ/MF)42.150.391/0001-70

Company Registry (NIRE) 29.300.006.939

Publicly Held Company

MATERIAL FACT

Braskem S.A. (“Braskem” or the “Company”), in compliance with CVM Instructions 10/80 and 358/02, hereby informs its shareholders and the market the following:

4th BRASKEM SHARE BUYBACK PROGRAM

Braskem’s Board of Director, in a meeting held on the present date, approved a new buyback program of class “A” preferred shares issued by the Company, to be held in treasury for subsequent sale or cancellation, with no reduction in the capital stock.The new program will begin on August 29, 2012, after the close of the 3rdShare Buyback Program.

The main features of the 4th Braskem Share Buyback Program are:

1.         Objective

Acquisition of class “A” preferred shares issued by Braskem to be held in treasury for subsequent sale or cancellation, with no reduction in the capital stock (“Share Buyback Program”).

2.         Number of outstanding shares

As of the present date, there are 493,451,069 shares outstanding, composed of 225,334,029 common shares, 267,523,222 class “A" preferred shares (PNA) and 593,818 class “B" preferred shares (PNB). This total number of outstanding shares considers the total of 2,595,300 shares that the Company will acquire from Banco Itaú Unibanco in executing the 3rdshare buyback program, in accordance with the Material Fact noticed dated August 26, 2011.

3.         Number of shares held in treasury or by subsidiaries

On the present date, 2,697,427 class “A" preferred shares and 411 common shares are held in treasury or by subsidiaries. This total does not include the shares that the Company will acquire from Banco Itaú Unibanco cited in Item 2 above.

4.         Number of shares to be acquired in the 4th Share Buyback Program

Up to 13,376,161 class “A” preferred shares (“Shares”), corresponding to 5% of the class “A” preferred shares outstanding. The total number of shares from the 3rdand 4th share buyback programs corresponds to 7% of the total shares outstanding, which is within the limit established by CVM Instruction 10/80 (10% of the class “A” preferred shares outstanding).

5.         Acquisition period

The program will be in effect for 365 days, from August 29, 2012 through August 28, 2013.

6.         Acquisition Price

The Shares will be acquired at the market price of the class “A” preferred shares of the Company on the BM&FBOVESPA.

7.         Authorized Brokers

Itaú Unibanco CV S/A, Av. Hugo Beolchi, 900 – 15º andar, São Paulo, SP, CEP 04310-030; Santander Corretora de Cambio e Valores Mobiliários S.A., Av. Pres. Juscelino Kubitschek 2235 – 24º andar, São Paulo, SP, CEP 04543-011; Morgan Stanley CTVM, Av. Brigadeiro Faria Lima, 3600, São Paulo, CEP 04538-132; Citigroup Global Markets Brasil CCTVM (Citi Corretora), Av. Paulista, 1.111 - 14º andar, São Paulo, SP, CEP 01311-920; JPMorgan CCVM S.A., Av Brig Faria Lima 3729 – 13º andar, São Paulo, SP, CEP 04538-905; Deutsche Bank Corretora de Valores AS, Av Brig. Faria Lima 3900 - 14 andar  Cep 04538-132  SP; Bradesco S.A. Corretora de Títulos e Valores Mobiliários, Av. Paulista, 1.450 - 7º Andar.

FINAL INFORMATION ON THE 3RD SHARE BUYBACK PROGRAM

The 3rd Share Buyback Program will close on August 28, 2012. Once the program is closed, Braskem will announce the final number of shares acquired for holding in its treasury.

São Paulo, August 13, 2012

BRASKEM S.A.

Marcela Aparecida Drehmer Andrade

Investor Relations Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2012
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.